December 21, 2011

Ms. JoAnn M. Strasser
Thompson Hine LLP
41 South High Street
Suite 1700
Columbus, OH 43215-6101

RE: Arrow Investments Trust
        333-178164; 811-22638

Dear Ms. Strasser:

We have reviewed the registration statement on Form N-1A for The Arrow Investments Trust (the "Trust"), filed with the Securities and Exchange Commission on November 23, 2011, registering five series, the Arrow Alternative Solutions Fund, the Arrow DWA Balanced Fund, the Arrow DWA Tactical Fund, the Arrow Managed Futures Trend Fund, and the Arrow Commodity Strategy Fund (each a "Fund" and collectively the "Funds"). We have the following comments:

Prospectus

Fund Summary Arrow Alternative Solutions Fund

1. Because selling securities short is a principal strategy of the Fund, please add a line item for interest and/or dividend expense for securities sold short in the fee table or confirm such expenses are included under other expenses. (This comment also applies to the Arrow Managed Futures Trend Fund).

2. Because this is a new registrant with new contracts and agreements, please explain to us whether 'other expenses' in the fee table, which currently include historical expenses of the predecessor fund, are appropriate or whether these expenses should be restated to reflect the new expense structure. (Same comment for all Funds, as applicable).

3. Under the heading, "Principle Investment Strategies," the disclosure states, "The Fund will implement its strategy using a broad mix of financial asset classes, including U.S. and foreign equities of any capitalization range, fixed income securities issued by the U.S. government or its agencies, mortgage backed

securities, foreign government securities, domestic and foreign corporate debt of any credit rating, foreign currencies and commodities." Please also state the types of equities in which the Fund will invest (e.g. common stock, preferred stock). Please state the maturity range of the fixed income securities in which the Fund will invest.

4. Under the heading, "Principal Investment Strategies," in describing the managed futures strategy the disclosure states, "Generates returns from convergent and divergent trends in the commodity, financial and currency futures markets." Because "convergent and divergent trends" may not be well understood, please further explain this strategy in plain English.

5. Under the heading, "Principal Investment Strategies," the disclosure states "The Fund's investment objective is a non-fundamental policy and may be changed by the Board without shareholder approval upon 60 days' written notice to shareholders." This information is required by Item 9 of Form N-1A; therefore, please move this disclosure to after the prospectus summaries. (Comment applies to all Funds).

Fund Summary Arrow DWA Balanced Fund

6. Under the heading, "Principal Investment Strategies," the disclosure states, "To maintain a balanced portfolio, the Fund will, under normal circumstances, invest…from 25% to 65% in fixed income securities of any credit quality, including ETFs that invest in fixed income securities…." Please state the maturity range of the fixed income securities in which the Fund will invest.

7. Under the heading, Principal Investment Risks," please include the risk of investing in below-investment grade bonds as a separate risk of the Fund since investing in these securities is included in the principal investment strategies of the Fund. (Same comment applies to other Funds, as applicable).

Fund Summary Arrow DWA Tactical Fund

8. Please explain in a letter to the staff why "other expenses" for Class A and Class C have been restated.

9. Under the heading, "Principal Investment Strategies," the disclosure states that the Fund will invest in "ETFs that invest in domestic and international equity securities." If the Fund may invest in securities of issuers in emerging markets, please state that in this section and add the appropriate risk disclosure.

10. Under heading, "Principal Investment Strategies," the disclosure states that the Fund will invest in "fixed income securities of any credit quality, including ETFs

that invest in fixed income securities." Please state the maturity range of the fixed income securities in which the Fund will invest.

11. Please correct the apparent typographical errors in the paragraph below the bullet points. For example, the sentence that begins, "Arrow Investment Advisors, LLC (the "Advisor"), the Fund's investment advisor, will utilize a quantitative methodology…" is not a complete sentence. In the following sentence, the word "by" should be replaced with the word "be".

12. Under the heading, "Principal Investment Strategies," the disclosure states, "In order to gain inverse exposure to the equity markets, the Fund may use derivatives and futures." Please state the types of derivatives that the Fund may use.

Fund Summary Arrow Managed Futures Trend Fund

13. Given that the Fund has "Managed Futures" in its name, the Fund must have a policy, in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the "Investment Company Act") to invest at least 80% of its assets in futures.

14. Under the heading, "Portfolio Managers," please include the month and the year in which each portfolio manager began service for the Fund.

Fund Summary Commodity Strategy Fund

15. Under the heading, "Principal Investment Strategies," the disclosure states, "The Longview Extended Commodity Index is a composite index of commodity sector returns." This statement may be confusing to some shareholders. How can an index be comprised of sector returns? It may be helpful to provide the components of the index.

16. Under the heading, "Principal Investment Strategies," the disclosure states, "The Commodity Strategy Subsidiary is subject to the same investment restrictions as the Fund. The Fund will consolidate the Commodity Strategy Subsidiary for purposes of financial statements, leverage and concentration." In the other Fund Summaries, please include similar disclosure for the Funds and their respective subsidiaries.

17. In the Principal Investment Strategies section, the wholly-owned subsidiary is referred to as the "Commodity Strategy Subsidiary." However, in the Principal Investment Risks section, the wholly-owned subsidiary is referred to as the "CS Subsidiary." Please correct the apparent inconsistency.

18. Under the heading, "Portfolio Managers," please include the month and the year in which each portfolio manager began service for the Fund.

Additional Information about Principal Investment Strategies and Related Risks

19. In the table that discloses each Fund's investment objective, please include the benchmark for the Arrow Commodity Strategy Fund.

20. Under the heading, "Arrow Alternative Solutions Fund Subsidiary," the disclosure states, "The Fund is relying on a private letter ruling from the Internal Revenue Service, which indicates that income from the Fund's investment in the Alternative Solutions Subsidiary will constitute 'qualifying income' for purposes of Subchapter M." Please include a risk that discusses that the Internal Revenue Service (the "IRS") may change this position considering the fact that the IRS is no longer issuing these private letter rulings. (Similar comment for other Funds, as applicable).

21. Under the heading, "Arrow DWA Balanced Fund Subsidiary," the disclosure states, The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute 'qualifying income' for purposes of Subchapter M. Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds. <u>However, the Fund believes that these rulings evidence the current view of the Internal Revenue Service….</u>" (Emphasis added). Please explain that the IRS has stopped issuing these private letter rulings and explain to the staff why you believe the prior letters issued indicate the current view of the IRS. In addition, please explain supplementally whether the Fund is relying on an opinion of counsel for the Fund's position highlighted above.

22. Under the heading, "Arrow Managed Futures Trend Fund," the disclosure states, "The objective of the benchmark is to measure the price movement and premium expansion of certain highly liquid futures…" Please explain or define "premium expansion."

23. Under the heading, "Arrow Managed Futures Trend Fund," the disclosure states, "The benchmark is divided into 14 sectors that are highly liquid, US exchange listed futures positioned either long or short on a monthly basis using a transparent, rule-based investment contracts process." Please explain or define "investment contracts process."

Management of the Funds

24. Under the heading, "Investment Advisor," please provide additional information for Arrow Investment Advisors, LLC; such as, assets under management and other investment management experience.

25. Under the heading, "Portfolio Managers," please define "Arrow DWA Fund series."

Information about Shares

26. Under the heading, "Class A Shares," the disclosure states, "The Advisor shall reimburse the Fund in connection with commissions retained by authorized broker-dealers on purchases of Class A shares over $1 million…." Please explain this disclosure. If the Advisor will reimburse the Fund, it implies that the Fund has previously paid some expense.

27. Please include additional disclosure concerning Class C Shares and Institutional Class Shares.

STATEMENT OF ADDITIONAL INFORMATION

The Funds

28. Under this heading the disclosure states, "The Funds were organized on [__], 2012 to acquire all the assets of the respective identically named funds, each a series of Northern Lights Trust. Please confirm that the Funds will not sell securities until after the reorganizations have been completed.

29. Because the Chairman of the Board of Directors is an interested person, please state whether or not the Board of Directors has appointed a lead independent director and what specific role the lead independent director plays in the leadership of the Board. Also, pursuant to Item 17(b)(10) of Form N-1A, for each director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund.

Portfolio Managers

30. Under the headings, "Compensation" and "Ownership," please update the disclosure for the Tactical Fund and Balanced Fund since Mr. Flaig and Mr. Bachman are also portfolio managers for these Funds.

WHOLLY-OWNED AND CONTROLLED SUBSIDIARY COMMENTS

31. Please supplementally discuss whether the wholly-owned subsidiary of each Fund has entered into an investment advisory agreement pursuant to the requirements of 15(a) of the Investment Company Act.

32. Please confirm that each subsidiary complies with Sections 10 and 16 of the Investment Company Act relating to its Board of Directors. In addition, please

confirm that each subsidiary's Board of Directors will be signatories to the respective Fund's post-effective amendment.

33. Please confirm that each subsidiary's financial statements will be audited and filed with a regulatory body such as the Commission. In addition, please confirm that each subsidiary will have the same custodian and same independent accountant as the respective Fund.

34. Please confirm that each subsidiary will meet all of the requirements of the Investment Company Act to the same extent as the respective Fund. In particular, please confirm that each subsidiary will comply with Section 8 of the Investment Company Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the Investment Company Act requirements related to pricing and accounting.

35. Please discuss whether the adviser will be able to increase the advisory fee payable by a subsidiary without approval of the shareholders of the respective Fund.

36. Have the subsidiaries' expenses been included in the fee table for each Fund?

37. Please provide an analysis of whether the investment in each subsidiary is considered a liquid investment.

38. Please discuss whether the transactions between each subsidiary and its respective Fund implicate Section 17(d) of the Investment Company Act.

39. Have each subsidiary and its respective Board of Directors agreed to service of process in the United States?

GENERAL

40. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

41. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

42. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. **Please note that**

comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

43. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant